January 25, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE Washington, DC 20549

Attn:	Ms. Laura Nicholson
Special Counsel

Re:	MESA AIR GROUP, INC.
Registration Statement on Form S-3
Filed December 11, 2020
File No. 333-251290

Dear Ms. Nicholson:

This letter sets forth the responses of Mesa Air Group, Inc. (“we”, “our” or “the Company”) to the comments on the above-referenced filing provided by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission by letter dated January 7, 2021.

For your convenience, the Staff’s comments are restated below in bold type and are followed by our responses.

Registration Statement on Form S-3 filed December 11, 2020

Risk Factors, Holders of our Warrants will have no rights as a common stockholder until such holders exercise their Warrants and acquire our common stock, page 5

1.	Please revise this risk factor to reflect the net share settlement or cash feature of the warrants, and any related risks that are material.

Response:

We respectfully acknowledge the Staff’s comment and have revised our risk factor disclosure to provide additional detail surrounding the risks related to net cash settlement and net share settlement.

Description of Warrants, page 6

2.

We note your disclosure on page 11 that purchasers of the Warrants will have no rights under the Warrant Agreement unless you agree to assign such rights, “except with respect to certain registration rights provided for under the Warrant Agreement.” Please revise your disclosure to clarify the registration rights applicable to purchasers of the Warrants other than the U.S. Department of the Treasury. We note certain limitations provided in your Warrant Agreement, including Section 4.5 and Section 5.7.

Response:

We respectfully acknowledge the Staff’s comment and have revised our disclosure in “Description of the Warrants—Waivers, Amendments and Assignments” to include further details on the conditions required for such registration rights to be assigned to a transferee and our ability to assign the Warrant Agreement in connection with a business combination.

3.

We note that Section 4.6 of the Warrant Agreement provides that Treasury shall not exercise any voting rights with respect to Warrant Shares. Please revise your disclosure to clarify whether any such restrictions apply to purchasers of the Warrants who receive shares of your common stock upon exercise.

Response:

We respectfully acknowledge the Staff’s comment and have revised our disclosure under “Description of Warrants—Right as a Stockholder” to clarify that such restrictions would not apply to purchasers of Warrant Shares.

If you have any additional questions or comments, please feel free to contact me directly at (602) 685-4000 (email: brian.gillman@mesa-air.com) with any questions.

Very truly yours,

/s/ Brian S. Gillman
Brian S. Gillman Executive Vice President & General Counsel